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                                                   --------------------------
                                                        OMB APPROVAL
                                                   --------------------------
                       UNITED STATES               OBM Number:  3235-0145
            SECURITIES AND EXCHANGE COMMISSION     Expires:  October 31, 2002
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response...14.90
                                                   --------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO. 5)*


                                META GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591002100
          ------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]   Rule 13d-1(b)
          [_]   Rule 13d-1(c)
          [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 pages

-----------------------------                       ---------------------------
CUSIP NO. 591002100                  13G             PAGE 2 OF 5
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dale Kutnick
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
-------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

   NUMBER OF         1,584,791
                 --------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER

  BENEFICIALLY

    OWNED BY         0
                 --------------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER

   REPORTING

     PERSON          1,584,791
                 --------------------------------------------------------------
      WITH       8   SHARED DISPOSITIVE POWER

                     0
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,584,791
-------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.4%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP NO. M81867 10 9                  13G          PAGE 3 OF 5
-----------------------------                       ---------------------------


                                  SCHEDULE 13G


Item 1(a).  NAME OF ISSUER:  META Group, Inc.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            208 Harbor Drive
            Stamford, CT 06912

Item 2(a).  NAMES OF PERSONS FILING:  Dale Kutnick

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The address of the principal business office of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, CT 06912.

Item 2(c).  CITIZENSHIP:  United States of America

Item 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value.

Item 2(e).  CUSIP NUMBER:  591002 10 0

Item 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [  ] Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934 (the "Act").

            (b) [  ] Bank as defined in Section 3(a)(6) of the Act.

            (c) [  ] Insurance Company as defined in Section 3(a)(19) of the
                     Act.

            (d) [  ] Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.

            (e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E).

            (f) [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [  ] A parent holding company or control person in
                     accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [  ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

            (i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) [  ] Group, in accordance with Rule 13d-1(b)(ii)(J), check this box [  ].

            Not Applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

-----------------------------                       ---------------------------
CUSIP NO. 591002100                  13G             PAGE 4 OF 5
-----------------------------                       ---------------------------


Item 4.     OWNERSHIP.

            (a) Amount Beneficially Owned: Dale Kutnick is the record owner of 1,493,238 shares as of December 31, 2000 and holds options to purchase 175,800 shares of which 91,553 shares are exercisable within 60 days after December 31, 2000

            (b) Percent of Class: 14.4%. The foregoing percentage is calculated based on the 10,911,911 shares of Common Stock reported to be outstanding as of November 14, 2000, in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ended September 30, 2000.

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 1,584,791 shares.

                 (ii)  shared power to vote or to direct the vote: 0 shares.

                 (iii) sole power to dispose or direct the disposition of:
                       1,584,791 shares.

                 (iv) shared power to dispose or direct the disposition of: 0 shares.

            Dale Kutnick disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

Item 10.    CERTIFICATION.

            Not applicable.

-----------------------------                       ---------------------------
CUSIP NO. M81867 10 9                  13G          PAGE 5 OF 5
-----------------------------                       ---------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            Date: February 7, 2001

                            /s/ DALE KUTNICK
                            ----------------------------------------------


                            Dale Kutnick/chief Executive Officer,
                            Co-Research Director and Chairman of the Board
                            ----------------------------------------------
                                       Name/Title